Exhibit 99.1

China Digital TV Announces Unaudited First Quarter 2017 Results

BEIJING, China, May 16, 2017 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced its unaudited financial results for the first quarter ended March 31, 2017.

“The first quarter of 2017 was a meaningful quarter in the development of China Digital TV,” commented Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “We are pleased to have achieved increase in both registered and covered users, expanded geographic footprint, and further diversified content offerings in our cloud business. The Company and its Board of Directors are also in the process of reviewing potential opportunities to acquire new operating businesses or assets to further enhance and diversify our current operations.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, stated, “In the first quarter of 2017, the number of registered and covered users on our cloud platform increased to 5.5 million and 150 million, respectively. Furthermore, we expanded our geographic footprint to Anhui province through the partnership with Anhui Telecom, a branch of China Telecom which covers more than 5.5 million provincial users as of March 31, 2017. Meanwhile, our persistent efforts to diversify content offerings on our cloud platform continued to bear fruit in the first quarter of 2017. In addition to a newly launched public fitness program for square dancing, we have been seeking new opportunities in innovative cloud VR programs and expect to launch VR games in the near future. We will also expand our business into VR museums, VR education, VR videos, and other VR content. Lastly, during the first quarter we made progress in controlling costs and reducing overall expenses. We remain committed to driving further growth of our business and creating additional shareholders value going forward.”

Recent Developments

About Special Cash Dividend

On April 21, 2017, the Board declared a special cash dividend of US$1.50 per ordinary share. The aggregate amount of cash dividend to be paid approximates US$90 million. Shareholders of record as of the close of business on May 31, 2017, U.S. Eastern Daylight Time, will be eligible to receive the dividend. The payment date of this special cash dividend is expected to be on or about June 15, 2017. The funds for the dividend, all of which have been received by the Company, will come from the proceeds previously received from the Beijing Super TV sale, after certain foreign currency exchange procedures are completed. So far, the Company's offshore account has received a portion of the proceeds in US dollars equivalent to 100 million Renminbi. The remaining proceeds are still in the procedures of currency exchange from Renminbi to US dollars. If the Company is unable to pay the dividend due to the foreign currency conversion, the Company commits to update the market with a new special dividend payment date as soon as possible.

About NYSE Continued Listing Status

As previously disclosed, there has been a significant reduction in the remaining continuing business operations of the Company post the sale of Beijing Super TV asset. Additionally as previously disclosed the payment of the special cash dividend is expected to reduce both the Company’s market capitalization and shareholders’ equity. Accordingly, there is an increased significant risk of the Company being ineligible for continued listing on the New York Stock Exchange. The Company is currently reviewing its continued listing eligibility with the New York Stock Exchange in light of these issues.

First Quarter 2017 Results1

China Digital TV’s net revenues decreased by 56.3% to US$0.7 million from US$1.5 million in the prior year period. The decline in net revenues was primarily due to the decreased revenues from system development and system integration, which was partially offset by an increase in revenues from cloud platform operations in the first quarter of 2017.

Cost of revenues decreased by 51.6% to US$0.2 million from US$0.4 million in the prior year period. The decline in cost of revenues was primarily in line with the decline of net revenues in the first quarter of 2017.

Gross profit in the first quarter of 2017 was US$0.5 million, as compared with US$1.1 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 69.7% in the first quarter of 2017, as compared with 72.7% in the prior year period.

Operating expenses in the first quarter of 2017 decreased by 35.0% to US$2.3 million from US$3.6 million in the prior year period.

●	Research and development expenses in the first quarter of 2017 decreased by 48.1% to US$0.9 million from US$1.8 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount, as well as decreased project expenses.

●	Selling and marketing expenses in the first quarter of 2017 decreased by 26.3% to US$0.5 million from US$0.7 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses.

●	General and administrative expenses in the first quarter of 2017 decreased by 18.6% to US$0.8 million from US$1.0 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount, as well as decreased rental expenses.

Loss from the operation of continuing operations in the first quarter of 2017 decreased by 24.5% to US$1.9 million from US$2.5 million in the prior year period.

Income tax expenses in the first quarter of 2017 was US$0.1 million in the first quarter of 2017, as compared with US$0.05 million in the prior year period.

Net income attributable to China Digital TV Holding Co., Ltd in the first quarter of 2017 was US$0.2 million, as compared with US$1.2 million in the prior year period. The decrease was primarily because the discontinued operations were disposed of in the fourth quarter of 2016.

●	Net income from continuing operations attributable to China Digital TV Holding Co., Ltd was US$0.5 million, as compared with a net loss of US$2.5 million in the prior year period.

[1]	Unless otherwise stated, all financial statement measures stated in this press release are based on “U.S. GAAP”.

●	Net loss from discontinued operations attributable to China Digital TV Holding Co., Ltd was US$0.4 million, as compared with a net income of US$3.6 million in the prior year period.

Non-GAAP net income2 attributable to China Digital TV Holding Co., Ltd in the first quarter of 2017 was US$0.6 million, as compared with US$1.2 million in the prior year period3.

Balance Sheet

As of March 31, 2017, China Digital TV had cash and cash equivalents, and term deposits totaling US$125.5 million.

Conference Call Information

China Digital TV’s management will host an earnings conference call at 8:00 p.m. on Tuesday, May 16, 2017, U.S. Eastern Time (8:00 a.m. on Wednesday, May 17, 2017, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203
Conference Name:	China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 9:00 p.m. on May 16, 2017 and May 23, 2017, U.S. Eastern Time.

Replay Dial-in Information:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10106504

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV’s corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

[2]	Non-GAAP net income is defined as net income excluding share-based compensation expenses, and amortization of acquired intangible assets from business acquisitions.
[3]	For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	March 31,	December 31,	March 31,
	2017	2016	2016

	$	$	$
Total revenues	675	782	1,540
Taxes and surcharges	(8)	(4)	(13)
Net revenues	667	778	1,527

Cost of revenues	(202)	(588)	(417)
Gross profit	465	190	1,110

Operating expenses:
Research and development expenses	(927)	(1,553)	(1,786)
Selling and marketing expenses	(546)	(898)	(741)
General and administrative expenses	(843)	(488)	(1,036)
Total operating expenses	(2,316)	(2,939)	(3,563)

Loss from continuing operations	(1,851)	(2,749)	(2,453)

Interest income	641	79	6
Other income/(loss), net	1,509	877	(36)
Income/(loss) before income tax expenses	299	(1,793)	(2,483)
Income tax expenses	(143)	(51)	(47)
Net income/(loss) from continuing operations	156	(1,844)	(2,530)
Discontinued operations
(Loss)/income from the operations of discontinued operations, net of income taxes	(389)	5,165	3,640
Gain from disposal of discontinued operations, net of income taxes	-	43,190	-
(Loss)/income from discontinued operations, net of income taxes	(389)	48,355	3,640
Net (loss)/income	(233)	46,511	1,110
Less: Net (loss)/income attributable to noncontrolling interest	(383)	175	(49)
Net income attributable to China Digital TV Holding Co., Ltd.	$150	$46,336	$1,159

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net income/(loss) from continuing operations	539	(1,333)	(2,481)
Net (loss)/income from discontinued operations	(389)	47,669	3,640
Net income attributable to China Digital TV Holding Co., Ltd.	$150	$46,336	$1,159

Net (loss)/income	$(233)	$46,511	$1,110
Foreign currency translation adjustment	125	(2,680)	566
Reclassification of foreign currency translation adjustment	-	(16,685)	-
Comprehensive (loss)/income	(108)	27,146	1,676
Less: Comprehensive loss attributable to noncontrolling interest	(398)	(120)	(37)
Comprehensive income attributable to China Digital TV Holding Co., Ltd.	$290	$27,266	$1,713

Earnings/(loss) per share:
Basic earnings/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net income/(loss) from continuing operations	0.01	(0.02)	(0.04)
Net (loss)/income from discontinued operations	(0.01)	0.79	0.06
Net income	$0.00	$0.77	$0.02

Diluted earnings/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net income/(loss) from continuing operations	0.01	(0.02)	(0.04)
Net (loss)/income from discontinued operations	(0.01)	0.79	0.06
Net income	$0.00	$0.77	$0.02

Weighted average shares used in calculating earnings/(loss) per ordinary share:
Basic	60,288,300	60,233,803	60,177,208
Diluted	60,689,982	60,233,803	60,177,208

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	March 31,	December 31,
ASSETS	2017	2016
Current assets:
Cash and cash equivalents	$123,138	$117,292
Restricted cash	-	4,753
Term deposits	2,357	2,344
Notes receivable	81	81
Accounts receivable, net	401	500
Inventories	47	4
Prepaid expenses and other current assets	1,205	1,611
Total current assets	127,229	126,585
Property and equipment, net	391	421
Intangible assets, net	242	258
Goodwill	661	655
Deferred income tax assets	-	52
TOTAL ASSETS	128,523	127,971

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	200	445
Accrued expenses and other current liabilities	2,029	2,557
Deferred revenue and deferred income - current	2,266	1,382
Income tax payable	54	-
Government subsidies - current	57	81
Total current liabilities	4,606	4,465
Deferred revenue - non-current	120	125
Government subsidies - non-current	313	310
Total liabilities	5,039	4,900

Ordinary shares	30	30
Additional paid-in capital	45,744	45,273
Statutory reserve	88	88
Retained earnings	75,254	75,104
Subscription receivable	(602)	(596)
Accumulated other comprehensive loss	(149)	(289)
Total China Digital TV Holding Co., Ltd. shareholders' equity	120,365	119,610
Noncontrolling interest	3,119	3,461
Total equity	123,484	123,071
TOTAL LIABILITIES AND EQUITY	$128,523	$127,971

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes share-based compensation expenses, and amortization of intangible assets acquired from business acquisitions. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(in thousands of U.S. dollars)
Net income attributable to China Digital TV Holding Co., Ltd. shareholders - GAAP	$150	$46,336	$1,159
Share-based compensation expenses	465	590	10
Amortization of intangible assets from business acquisitions	10	11	12
Net income attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$625	$46,937	$1,181